October 3, 2017

United States Securities and Exchange Commission

Attn:  Loan Lauren P. Nguyen, Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Emperor Paper Industries Ltd.

Registration Statement on Form S-1

File No. 333-219193

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on October 6, 2017, at 4:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Very truly yours,

Emperor Paper Industries, Ltd.

/s/ Rajan Ahluwalia Rajan Ahluwalia Chief Executive Officer